[Letter Head of TV Azteca]

                      AZTECA AMERICA NETWORK REACHES ACCORD
                        WITH PAPPAS TELECASTING COMPANIES

               Out-Of-Court Settlement to Bring End to Legal Suits
                  and to Renew Affiliation between the Parties

FOR IMMEDIATE RELEASE

Mexico  City,  December 10,  2002--TV  Azteca,  S.A. de C.V.  (NYSE:  TZA;  BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that the Azteca America Network, the Company's wholly owned broadcasting network focused on the U.S. Hispanic market, has signed an agreement in principle with Pappas Telecasting Companies of Visalia, California, to resolve all outstanding litigation between the parties and establish a framework for working together in the future. Pappas Telecasting is the majority owner and operator of Azteca America affiliates in the Los Angeles, San-Francisco-Oakland-San Jose/Sacramento-Stockton-Modesto, Houston and Reno markets.

"We are pleased to resolve these litigations and expect to be able to work out definitive agreements within the next few weeks," said Pedro Padilla, CEO of TV Azteca. "Azteca America has once more shown that quality programming and good business sense can overcome any obstacle or misunderstanding".

Upon the execution of definitive agreements, the accord will settle pending lawsuits between the parties with respect to Azteca International Corporation's investments in, and affiliation agreements with, its Pappas Telecasting affiliates. Azteca International Corporation, the Company's U.S. subsidiary, filed suit this past summer in Delaware Chancery Court seeking to enforce its option to purchase equity in Pappas' Los Angeles station KAZA-TV. Azteca International also brought suit in a New York court, seeking to preserve its affiliation agreements with stations operated by Pappas, after Pappas claimed certain breaches by Azteca International.

The agreement in principle calls for the Pappas Companies to acquire the 25% equity interests owned by Azteca International in the Houston and San Francisco stations, as well as approximately $52 million of debt owed to TV Azteca by certain Pappas affiliates. In return, Azteca will receive a note for approximately $128 million payable on April 30, 2003, with a conditioned graceperiod of up to June 30, 2003. The note will be secured by the Los Angeles station KAZA-TV.

If the note is not paid in accordance with the agreed schedule, the parties have agreed that Azteca International and Pappas Telecasting will enter into a three-year local marketing agreement for Los Angeles station KAZA-TV, for which Pappas Telecasting will receive an annual fee of $15 million. However, Azteca's payments under the LMA will be reduced in proportion to the amount of the note that has not been paid by Pappas. The note may be prepaid in whole or in part at any time during the LMA period. In addition, Azteca International will have the option, at the end of the three-year LMA term, to purchase up to the permissible statutory maximum of 25% of KAZA-TV, and to nominate a qualified U.S. entity to acquire the remaining majority interest in KAZA-TV at a $250 million total price, less any then-unpaid principal on the note.

The existing Azteca America affiliation agreements for the Pappas stations will continue in effect through 2003 with certain modifications. Azteca International will have the option to extend the agreements until April or June of 2004, after which the affiliation agreements will be renewable for additional six-month periods unless either party terminates them on 90 days' notice.

Azteca International also expects to enter into affiliation agreements with Pappas Telecasting in other markets in which Pappas owns, or intends to acquire, stations.

     "This is great news for Azteca America", said Luis J. Echarte, President and CEO of Azteca America. "Not only are we settling all our disputes, we are securing crucial distribution for Azteca America and incorporating more Pappas stations into our network. This is a vote of confidence by Pappas Telecasting, and an important step toward achieving success for our U.S. strategy," the executive added.

Company Profile
---------------

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include the Azteca America Network ; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Azteca America Network, a new broadcast television network focused on the rapidly growing U.S. Hispanic market, currently has affiliation agreements with television broadcast stations covering approximately 53% of the U.S. Hispanic population, including stations in the Los Angeles, San Francisco, Sacramento, Palm Springs, Santa Barbara, Fresno, and Bakersfield, Califormia, Las Vegas and Reno, Nevada, Miami, Orlando and Palm Beach, Florida , Austin and Houston, Texas, Albuquerque, New York, Salt Lake City and Wichita markets.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Azteca America
Settlement Announcement



                              Investor Relations:


        Bruno Rangel                                       Rolando Villarreal

       5255-3099-9167                                        5255-3099-004
jrangelk@tvazteca.com.mx                             rvillarreal@tvazteca.com.mx




                                Media Relations:

                                 In Los Angeles


     Carmen Lawrence                                         Sonia Pena
    Weber Shandwick                                       Weber Shandwick
       310-407-6570                                          310-407-6570
clawrence@webershandwick.com                           spena@webershandwick.com


                                 In Mexico City

        Daniel McCosh                                        Tristan Canales
        5255-3099-144                                        5255-3099-1441
   dmccosh@tvazteca.com.mx                              tcanales@tvazteca.com.mx